FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year)	4. Issuer Name **and** Ticker or Trading Symbol
Sivak, Stuart W. (Last) (First) (Middle) c/o Uni-Marts, Inc. 477 East Beaver Avenue (Street) State College, PA 16801 (City) (State) (Zip)	April 3, 2003	Uni-Marts, Inc. UNI

| 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 175-52-1515 | 5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

 ___ Director   ___ 10% Owner
 _X_ Officer (give title below)   ___ Other (specify below)

 Executive Vice President, Operations | 6. If Amendment, Date of Original (Month/Day/Year)

 7. Individual or Joint/Group Filing (Check Applicable Line)
 _X_ Form filed by One Reporting Person
 ___ Form filed by More than One Reporting Person |

Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	-0-		

1. Title of Derivative Security (Instr.4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Option - Right to Buy	12/9/94	12/8/03	Common Stock	1,000	$5.375	D	
Option - Right to Buy	10/17/95	10/16/04	Common Stock	500	$5.375	D	
Option - Right to Buy	10/2/96	10/1/05	Common Stock	750	$7.00	D	
Option - Right to Buy	11/4/97	11/3/06	Common Stock	1,000	$6.25	D	
Option - Right to Buy	10/20/98	10/19/07	Common Stock	1,000	$5.25	D	
Option - Right to Buy	9/16/99	9/15/08	Common Stock	4,000	$3.125	D	
Option - Right to Buy	8/31/00	8/30/09	Common Stock	3,000	$1.375	D	
Option - Right to Buy	(1)	9/12/10	Common Stock	15,000	$2.00	D	
Option - Right to Buy	(2)	9/25/11	Common Stock	17,000	$2.20	D	
Option - Right to Buy	(3)	2/26/12	Common Stock	50,000	$1.70	D	
Option - Right to Buy	(4)	9/17/12	Common Stock	20,000	$1.40	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1) One-third of the options granted become exercisable at 9-13-01; one-third of the options granted become exercisable at 9-13-02; and one-third of the options granted become exercisable at 9-13-03.
(2) One-third of the options granted become exercisable at 9-26-02; one-third of the options granted become exercisable at 9-26-03; and one-third of the options granted become exercisable at 9-26-04.
(3) One-half of the options granted become exercisable at 2-27-03 and one-half of the options granted become exercisable at 2-27-04.
(4) One-half of the options granted become exercisable at 9-18-03 and one-half of the options granted become exercisable at 9-18-04.

/S/ Stuart W. Sivak
**Signature of Reporting Person

April 8, 2003
Date

* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. Se*e* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure